SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 6)

Biosite Incorporated

(Name of Subject Company)

Biosite Incorporated

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

090945 10 6

(CUSIP Number of Class of Securities)

Kim D. Blickenstaff

Chairman and Chief Executive Officer

Biosite Incorporated

9975 Summers Ridge Road

San Diego, California 92121

(858) 805-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq.	Frederick T. Muto, Esq.
Vice President, Legal Affairs	Jason L. Kent, Esq.
Biosite Incorporated	Cooley Godward Kronish LLP
9975 Summers Ridge Road	4401 Eastgate Mall
San Diego, California 92121	San Diego, California 92121
(858) 805-2000	(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Biosite Incorporated, a Delaware corporation (“Biosite”), with the Securities and Exchange Commission (the “SEC”) on April 2, 2007, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Biosite with the SEC on April 5, 2007, April 10, 2007, April 10, 2007, April 16, 2007 and April 17, 2007 respectively (the Schedule 14D-9, as previously filed with the SEC and as the same has been or is amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer made by Louisiana Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Beckman Coulter, Inc. (“Beckman”), disclosed in a Tender Offer Statement on Schedule TO, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Biosite at a purchase price of $85.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following at the end thereof:

On April 18, 2007, Biosite issued a press release announcing that Inverness has provided Biosite with copies of revised commitment letters from Inverness’ proposed financing sources in connection with the previously announced acquisition proposal made by Inverness to acquire all of Biosite’s outstanding shares of Common Stock, other than Biosite shares already owned by Inverness, for $90.00 per share in cash. Complete copies of the press release and the revised commitment letters (which, among other things, identify certain conditions to the financing contemplated thereby) are filed hereto as Exhibit (a)(1)(R), Exhibit (a)(1)(S) and Exhibit (a)(1)(T), respectively, and are incorporated herein by reference.

The Biosite Board, with the assistance of its financial advisor, Goldman Sachs & Co., and its legal advisors, Cooley Godward Kronish LLP and Potter Anderson & Corroon LLP, will review and evaluate the new information provided by Inverness. The Biosite Board has not withdrawn, qualified, modified, changed or amended its recommendation with respect to the Offer by Beckman, and the Merger Agreement remains in effect.

Item 9.

Exhibit No.	Description
(a)(1)(R)	Press Release issued by Biosite Incorporated on April 18, 2007.

(a)(1)(S)	Commitment Letter among General Electric Capital Corporation, UBS Loan Finance LLC and Inverness Medical Innovations, Inc. dated April 15, 2007.

(a)(1)(T)	Commitment Letter among UBS Loan Finance LLC, UBS Securities LLC, General Electric Capital Corporation and Inverness Medical Innovations, Inc. dated April 15, 2007.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSITE INCORPORATED

By:	/s/ Christopher J. Twomey
Name:	Christopher J. Twomey
Title:	SVP, Finance, CFO and Secretary

Dated: April 18, 2007